FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

 For November 29, 2002
Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

 Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, “Delta Lloyd and ABN AMRO establish joint venture in bancassurance”, dated November 27, 2002.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)
Date: November 29, 2002	By: /s/ J.C.L. Kuiper Name: J.C.L. Kuiper Title: Member of the Managing Board

By: /s/ C.H.A. Collee Name: C.H.A. Collee Title: Member of the Managing Board

ABN AMRO BANK N.V. (Registrant)
Date: November 29, 2002	By: /s/ J.C.L. Kuiper Name: J.C.L. Kuiper Title: Member of the Managing Board

By: /s/ C.H.A. Collee Name: C.H.A. Collee Title: Member of the Managing Board

Item 1

At 3 pm today (27 November) at the ABN AMRO Head Office (Gustav Mahlerlaan 10 in  Amsterdam) a press conference on this subject will be hosted by Niek Hoek, CEO of Delta Lloyd group, and Floris Deckers, CEO of the Business Unit Netherlands of ABN AMRO.

 For more information:
Delta Lloyd, David Brilleslijper,     +31 20 5944488
ABN AMRO, Geert Pielage,           +31 20 6295525

Joint Press Release by Delta Lloyd and ABN AMRO

Amsterdam, 27 November 2002

Delta Lloyd and ABN AMRO establish joint venture in bancassurance

Delta Lloyd Group and the Business Unit Netherlands (BU NL) of ABN AMRO have today signed a letter of intent for a unique partnership in the field of bancassurance. The partnership combines the distribution capabilities of ABN AMRO's Dutch network with the insurance expertise of Delta Lloyd.

The ABN AMRO distribution network gives Delta Lloyd a third major sales channel, alongside Delta Lloyd for independent insurance intermediaries and OHRA for direct consumer sales. Delta Lloyd emphasises that the existing situation will be continued: each distribution channel will operate completely independently and deliver its own specific product range. The partnership enables ABN AMRO to offer its customers a better and more varied range of insurance products that will continue to carry the ABN AMRO label. ABN AMRO thus reaffirms the importance of insurance within its overall package of services.

The partnership will be given shape in a new joint venture to which ABN AMRO will transfer its insurance activities, with the exception of sales and marketing. The joint venture will be granted the exclusive right to sell insurance products through the Dutch network of ABN AMRO.

Delta Lloyd will pay ABN AMRO EUR 262.5 million in cash for a 51% interest in the joint venture and will thus obtain management responsibility for the joint venture effective from 1 January 2003. The strategic control over the joint venture remains a shared responsibility of the two companies. Depending on the achievement of sales targets over the coming five years,

Delta Lloyd will pay ABN AMRO an additional EUR 25 million at maximum, while the joint venture will pay ABN AMRO a standard sales volume related commission. To finance the purchase,  Delta Lloyd will receive a subordinated loan from its shareholder Aviva plc.

The joint venture reinforces the position of Delta Lloyd Group in the Dutch insurance market.Niek Hoek, CEO of Delta Lloyd: "This step demonstrates the strength of Delta Lloyd. It shows that even in these difficult times we remain firmly committed to our 'multi-channel' strategy and are seizing opportunities to reinforce our position. Delta Lloyd has thus loudly and clearly claimed a position among the leading Dutch insurers."

ABN AMRO is delighted with the improvement of its services thanks to the partnership with Delta Lloyd. Floris Deckers, CEO of the BU NL of ABN AMRO: "Our customers come first and this partnership gives them the best of two worlds. The undisputed insurance expertise of Delta Lloyd and our recently revitalised distribution power. We are now able to offer our customers an even better insurance product."

All involved staff of ABN AMRO Insurance will be offered an appropriate position within the new joint venture in line with the 'outsourcing agreement' that was recently accepted by the social partners. This means that the difference in compensation and benefits will be covered by a transitional arrangement. The expenses related to the establishment of the joint venture will be booked against the proceeds.

Delta Lloyd will provide the Board Chairman of the new joint venture in the person of Freek van Leeuwen (57), who has been with Delta Lloyd since 1975 and is currently Board Chairman of Delta Lloyd Zorg (ex NUTS). After the merger with NUTS OHRA, he was responsible for the successful integration and reorganisation of NUTS Verzekeringen within Delta Lloyd.

The BU NL of ABN AMRO has nearly 5 million customers, almost one million non-life policies and approximately 400,000 life policies. After consolidation of the full-year 2001 figures of ABN AMRO Insurance, Delta Lloyd's total gross premium income in the Netherlands increases bymore than EUR 800 million to EUR 4.20 billion. This places Delta Lloyd in the Dutch top 3.

The mutual co-operation will be discussed further in the coming weeks. The transaction is expected to be finalised in the first quarter of 2003, subject to approval from the regulatory authorities and staff councils.

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